Exhibit 11

                        PRAXAIR, INC. AND SUBSIDIARIES

                       COMPUTATION OF EARNINGS PER SHARE
           (Millions of dollars except share and per share amounts)



                           Quarter ended March 31,
                          ------------------------
                             1997         1996
                          -----------  -----------
Net income                $       102   $        17

Weighted average common
 shares and common
 stock equivalents:
Weighted average common
 shares outstanding       157,671,669  142,161,137
Dilutive effect of
 convertible debt             154,378      154,378
Dilutive effect of
 stock options              6,506,282    6,122,825
                          -----------  -----------
                          164,332,329  148,438,340

Earnings per share        $      0.62  $      0.11